SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
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Under the Securities Exchange Act of 1934
(Amendment No.    )*

KRISPY KREME DOUGHNUTS, INC.

(Name of Issuer)

Warrants

(Title of Class of Securities)

612071118

(CUSIP Number)

May 15, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 612071118

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brave Asset Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 250,000 (see Item 4 below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 12.5%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 612071118

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) T. Brett Haire, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 50,000 (see Item 4 below)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 250,000 (see Item 4 below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 2.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 612071118

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David G. Bunting

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 85,000 (see Item 4 below)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 250,000 (see Item 4 below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.25%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Krispy Kreme Doughnuts, Inc. (“KKD”)
	(b)	Address of Issuer's Principal Executive Offices 370 Knollwood Street Winston-Salem, North Carolina 27103

Item 2.
	(a)	Name of Person Filing Brave Asset Management, Inc. (“BAMI”), T. Brett Haire, Jr. (“Haire”) and David G. Bunting (“Bunting”)
	(b)	Address of Principal Business Office or, if none, Residence BAMI and each of Haire and Bunting have a principal business address at 47 Summit Avenue, Summit, New Jersey 07901.
	(c)	Citizenship BAMI is a New Jersey Corporation, and both Haire and Bunting are citizens of the United States of America.
	(d)	Title of Class of Securities Warrants
	(e)	CUSIP Number 612071118

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2 (b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act
	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
	(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
	(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount Beneficially Owned:  250,000 warrants (the “Warrants”).  Each Warrant originally entitled the holder to purchase one share of Montana Mills Bread Co., Inc. (“MMX”) common stock.  Following the acquisition of MMX by KKD, the Warrants became exercisable to purchase in the aggregate approximately 37,498 shares of KKD common stock.

(b) Percent of class: 12.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 250,000

BAMI has acquired an aggregate of 250,000 Warrants on behalf of certain investment advisory clients for whom it exercises discretionary authority. The Warrants represent 12.5% of total warrants outstanding as of May 30, 2003.  BAMI shares with each such client the dispositive power with respect to the Warrants purchased for such client’s account. As controlling persons of BAMI, each of Bunting and Haire also share dispositive power over all of the Warrants, and may  therefore be deemed to be a “beneficial owner” thereof pursuant to Rule 13d-3.  Of the total Warrants purchased by BAMI for its clients, 85,000 were purchased for the account of Bunting and 50,000 were purchased for the account of Haire.  Bunting and Haire each disclaim beneficial ownership of the Warrants other than those Warrants purchased for their respective accounts.  Haire also may be deemed the beneficial owner of 1,000 Warrants held by BAMI for the account of an adult child of Haire who lives in the same household with Haire, but Haire disclaims any beneficial ownership of such Warrants.  BAMI has no voting authority in respect of securities managed by BAMI for clients, which voting rights are exercised solely by the clients.  Although the Warrants have no voting rights, each such client, including Bunting and Haire, would have the sole right to vote any common stock issuable on the exercise of Warrants purchased for such client’s account.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
114,000 of the Warrants (5.7% of the total outstanding warrants) were acquired by BAMI for the account of its advisory client, Millenium Partners L.P.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 10, 2003

BRAVE ASSET MANAGEMENT, INC.

:	By	/s/ T. Brett Haire
T. Brett Haire, Jr.
President

/s/ T. Brett Haire
T. BRETT HAIRE, JR.

/s/ David G. Bunting
DAVID G. BUNTING